[redacted]

08029973

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAR 03 2008
Washington, DC
106

OMB APPROVAL	
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SEC FILE NUMBER
8-15803
[redacted]

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ITG Execution Services, Inc.**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 International Drive
(No. and Street)

Rye Brook	**New York**	**10573**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Herzog **(914) 312-2304**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is not contained in this Report*

Not Applicable
(Name - *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 03 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AB 3/21

AFFIRMATION

We, Max Levine and Alan Herzog, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to ITG Execution Services, Inc. for the year ended December 31, 2007 are true and correct, and such financial statements and supplementary schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. We further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature ______ Date 2-29-08

President
Title

Signature ______ Date 2/29/08

Chief Financial Officer
Title

Susan M. Wadelton
Notary Public

SUSAN M. WADELTON
NOTARY PUBLIC, STATE OF NEW YORK
No. 01WA5112615
QUALIFIED IN WESTCHESTER COUNTY
MY COMMISSION EXPIRES JULY 6, 2008

ITG EXECUTION SERVICES, INC.

(A wholly owned subsidiary of Hoenig Group Inc.)

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$	631,336
Exchange memberships owned, at cost		8,350
Other assets		44,152
Total assets	$	683,838

Liabilities and Stockholder's Equity

Liabilities:		
Due to affiliates	$	187,889
Accounts payable and accrued expenses		99,638
Total liabilities		287,527
Stockholder's equity:		
Common stock, $0.50 par value; 100,000 shares authorized; 2,394 issued and outstanding		1,197
Additional paid-in capital		1,777,597
Accumulated deficit		(448,985)
Treasury stock at cost, 237 shares		(933,498)
Total stockholder's equity		396,311
Total liabilities and stockholder's equity	$	683,838

See accompanying notes to Financial Statements.

END